                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 11-K
                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        FOR THE TWELVE-MONTH PERIOD ENDED
                                DECEMBER 31, 1998
--------------------------------------------------------------------------------

For the twelve-month period ended December 31, 1998.
Commission file number: 1-4188


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         RUBBERMAID RETIREMENT PLAN FOR COLLECTIVELY-BARGAINED ASSOCIATES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Newell Rubbermaid Inc.
         29 East Stephenson Street
         Newell Center
         Freeport, Illinois 61032

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               RUBBERMAID RETIREMENT PLAN FOR
                                               COLLECTIVELY-BARGAINED ASSOCIATES



Dated:  June __, 1999                          /s/ Clarence R. Davenport
                                               ---------------------------------
                                                   Clarence R. Davenport

                         RUBBERMAID RETIREMENT PLAN FOR
                        COLLECTIVELY-BARGAINED ASSOCIATES

                              Financial Statements

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)



                         RUBBERMAID RETIREMENT PLAN FOR
                        COLLECTIVELY-BARGAINED ASSOCIATES

                                TABLE OF CONTENTS
                                                                                      PAGE

Independent Auditors' Report........................................................    5

FINANCIAL STATEMENTS

Statements of Assets Available for Benefits, with Fund Information..................    6

Statement of Changes in Assets Available for Benefits, with Fund Information........   10

Notes to Financial Statements.......................................................   12

EXHIBITS

Exhibit 23 -- Consent of Independent Auditors.......................................   20

                          INDEPENDENT AUDITORS' REPORT


Plan Administrator of
Rubbermaid Retirement Plan for
  Collectively-Bargained Associates:


We have audited the accompanying statements of assets available for benefits of the Rubbermaid Retirement Plan for Collectively-Bargained Associates (Plan) as of December 31, 1998 and 1997, and the related statement of changes in assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The Fund Information in the statements of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP

Cleveland, Ohio
March 31, 1999

        RUBBERMAID RETIREMENT PLAN FOR COLLECTIVELY-BARGAINED ASSOCIATES

        Statement of Assets Available for Benefits, with Fund Information

                                December 31, 1998

                                                     -----------------------------------------------------------------------------
                                                                        INVESCO       RUBBERMAID
                                                         STABLE        DYNAMICS        UNITIZED        FIDELITY       FIDELITY
                                                         VALUE           STOCK           STOCK         PURITAN        MAGELLAN
                                                          FUND           FUND            FUND            FUND           FUND
                                                     --------------- -------------- ---------------- ------------- ---------------
Assets:
   Investments, primarily at fair value:
      Plan interest in investments of the
        Rubbermaid Master Trust                    $     63,026,954        156,327        1,322,537     7,530,914      14,231,436

Receivables:
   Employer contribution                                         --             --               --            --              --
   Participant contributions                                     --             --               --            --              --
                                                     --------------- -------------- ---------------- ------------- ---------------

             Assets available for
               benefits                            $     63,026,954        156,327        1,322,537     7,530,914      14,231,436
                                                     =============== ============== ================ ============= ===============


See accompanying notes to financial statements.

                     PARTICIPANT-DIRECTED
   ------------------------------------------------------------------------------------------------------------------
                                     FIDELITY       FIDELITY       SPARTAN       FIDELITY
                    FIDELITY       DIVERSIFIED     SMALL CAP     U.S. EQUITY     U.S. BOND
     FIDELITY     EQUITY INCOME   INTERNATIONAL     SELECTOR        INDEX          INDEX        LOAN                      COMBINED
    CONTRAFUND        FUND             FUND           FUND           FUND          FUND         FUND       OTHER           FUNDS
   -------------- --------------- -------------- -------------- -------------- -------------- ----------- -----------   ------------



  $     8,388,220         448,882      2,147,158      1,078,953     55,792,501       548,251   1,817,051          --     156,489,184


               --              --             --             --             --            --          --   1,745,748       1,745,748
               --              --             --             --             --            --          --     316,644         316,644
   -------------- --------------- -------------- -------------- -------------- -------------- ----------- -----------   ------------


  $     8,388,220         448,882      2,147,158      1,078,953     55,792,501       548,251   1,817,051   2,062,392     158,551,576
   ============== =============== ============== ============== ============== ============== =========== ===========   ============


        RUBBERMAID RETIREMENT PLAN FOR COLLECTIVELY-BARGAINED ASSOCIATES

        Statement of Assets Available for Benefits, with Fund Information

                                December 31, 1997


                                                  ----------------------------------------------------
                                                                      RUBBERMAID
                                                      STABLE           UNITIZED          FIDELITY
                                                      VALUE              STOCK            PURITAN
                                                       FUND              FUND              FUND
                                                  ---------------   ----------------  ----------------
Assets -
   Investments, primarily at fair value:
      Plan interest in investments of the
        Rubbermaid Master Trust                $      61,920,313            984,567         7,538,652

Receivables:
   Employer contribution                                      --                 --                --
   Participant contributions                                  --                 --                --
                                                  ---------------   ----------------  ----------------

               Assets available for benefits   $      61,920,313            984,567         7,538,652
                                                  ===============   ================  ================


     PARTICIPANT-DIRECTED
---------------------------------------------------------------------------------------------------------------------
                                       FIDELITY          FIDELITY          SPARTAN
   FIDELITY                           DIVERSIFIED        SMALL CAP        U.S. EQUITY
   MAGELLAN          FIDELITY        INTERNATIONAL       SELECTOR            INDEX           LOAN                         COMBINED
     FUND           CONTRAFUND           FUND              FUND               FUND           FUND           OTHER           FUNDS
----------------  ----------------  ----------------  ----------------   ---------------  -------------  ------------  -------------



      9,383,678         6,730,232         3,021,570         1,038,715        46,001,069      1,643,007            --     138,261,803


             --                --                --                --                --             --     1,704,538       1,704,538
             --                --                --                --                --             --       333,336         333,336
----------------  ----------------  ----------------  ----------------   ---------------  -------------  ------------  -------------

      9,383,678         6,730,232         3,021,570         1,038,715        46,001,069      1,643,007     2,037,874     140,299,677
================  ================  ================  ================   ===============  =============  ============  =============

        RUBBERMAID RETIREMENT PLAN FOR COLLECTIVELY-BARGAINED ASSOCIATES

  Statement of Changes in Assets Available for Benefits, with Fund Information

                          Year ended December 31, 1998


                                       -------------------------------------------------------------------------------------------
                                                                         RUBBERMAID
                                          STABLE          INVESCO         UNITIZED        FIDELITY        FIDELITY
                                           VALUE         DYNAMICS           STOCK          PURITAN        MAGELLAN      FIDELITY
                                           FUND         STOCK FUND          FUND            FUND            FUND       CONTRAFUND
                                       ------------------------------  ---------------- --------------  -------------- -----------
Additions to assets attributed to:
   Net appreciation (depreciation)
      in fair value of investments   $            --          10,843           515,375        322,294       2,646,336    1,369,807
   Dividends                                      --          11,002                --        771,502         680,560      627,100
   Interest                                3,751,108              --               339          5,693          17,842        9,637
   Loan repayments                           177,927              --             1,734         22,179          67,364       38,299
                                       --------------  --------------  ---------------- --------------  -------------- -----------

   Contributions:
      Employer contribution                  506,916              --            17,605         85,939         192,420      102,994
      Participant contributions              228,079              --            12,765         66,283         153,747       82,452
                                       --------------  --------------  ---------------- --------------  -------------- -----------

             Total additions               4,664,030          21,845           547,818      1,273,890       3,758,269    2,230,289
                                       --------------  --------------  ---------------- --------------  -------------- -----------

Deductions from assets attributed to:
   Benefits paid to participants          (5,274,294)             --          (122,590)      (394,851)       (387,051)     (44,454)
   Loan disbursements                       (296,906)             --           (18,554)       (40,478)       (118,395)     (55,490)
   Miscellaneous                             (48,275)             --            (1,481)        (1,383)         (2,000)        (933)
                                       --------------  --------------  ---------------- --------------  -------------- -----------

             Total deductions             (5,619,475)             --          (142,625)      (436,712)       (507,446)    (100,877)
                                       --------------  --------------  ---------------- --------------  -------------- -----------

             Net increase (decrease)
               prior to transfers           (955,445)         21,845           405,193        837,178       3,250,823    2,129,412


Net transfers (to) from other plans         (162,858)        (10,095)             (129)       (11,403)        (28,911)        (779)
Interfund transfers                        2,224,944         144,577           (67,094)      (833,513)      1,625,846     (470,645)
                                       --------------  --------------  ---------------- --------------  -------------- -----------

             Net increase (decrease)       1,106,641         156,327           337,970         (7,738)      4,847,758    1,657,988

Assets available for benefits:
   Beginning of year                      61,920,313              --           984,567      7,538,652       9,383,678    6,730,232
                                       --------------  --------------  ---------------- --------------  -------------- -----------

   End of year                       $    63,026,954         156,327         1,322,537      7,530,914      14,231,436    8,388,220
                                       ==============  ==============  ================ ==============  ============== ===========


See accompanying notes to financial statements.


   PARTICIPANT-DIRECTED
--------------------------------------------------------------------------------------------------------------
                      FIDELITY         FIDELITY
    FIDELITY         DIVERSIFIED       SMALL CAP         SPARTAN          FIDELITY
     EQUITY         INTERNATIONAL      SELECTOR        U.S. EQUITY       U.S. BOND      LOAN                          COMBINED
   INCOME FUND          FUND             FUND             INDEX            INDEX        FUND        OTHER               FUNDS
------------------  ---------------- --------------   ---------------  --------------- -----------  ----------     ----------------


            5,389           211,958        (80,931)       11,267,411           (6,498)         --          --           16,261,984
           16,193            90,036         44,710         1,178,167            5,019          --          --            3,424,289
               60             6,697          2,633            76,078               77                      --            3,870,164
              262            24,869         12,211           298,926              280    (644,051)         --                   --
------------------  ---------------- --------------   ---------------  --------------- -----------  ----------     ----------------


               --            59,524         26,989           713,165               --          --      41,210            1,746,762
              129            35,760         18,803           503,056               97          --     (16,692)           1,084,479
------------------  ---------------- --------------   ---------------  --------------- -----------  ----------     ----------------

           22,033           428,844         24,415        14,036,803           (1,025)   (644,051)     24,518           26,387,678
------------------  ---------------- --------------   ---------------  --------------- -----------  ----------     ----------------


             (793)          (21,574)       (31,724)       (1,260,759)              --    (198,575)         --           (7,736,665)
               --           (21,900)       (25,280)         (439,667)              --   1,016,670          --                   --
               --              (203)        (2,488)          (25,946)              (2)                     --              (82,711)
------------------  ---------------- --------------   ---------------  --------------- -----------  ----------     ----------------

             (793)          (43,677)       (59,492)       (1,726,372)              (2)    818,095          --           (7,819,376)
------------------  ---------------- --------------   ---------------  --------------- -----------  ----------     ----------------


           21,240           385,167        (35,077)       12,310,431           (1,027)    174,044      24,518           18,568,302


               --            (7,703)       (10,094)          (84,431)                          --          --             (316,403)
          427,642        (1,251,876)        85,409        (2,434,568)         549,278          --          --                   --
------------------  ---------------- --------------   ---------------  --------------- -----------  ----------     ----------------

          448,882          (874,412)        40,238         9,791,432          548,251     174,044      24,518           18,251,899


               --         3,021,570      1,038,715        46,001,069               --   1,643,007   2,037,874          140,299,677
------------------  ---------------- --------------   ---------------  --------------- -----------  ----------     ----------------

          448,882         2,147,158      1,078,953        55,792,501          548,251   1,817,051   2,062,392          158,551,576
==================  ================ ==============   ===============  =============== ===========  ==========     ================

                         RUBBERMAID RETIREMENT PLAN FOR
                       COLLECTIVELY-BARGAINED ASSOCIATES

                         Notes to Financial Statements

                           December 31, 1998 and 1997


(1) DESCRIPTION OF THE PLAN

    This Plan covers collectively-bargained associates located at the Wooster, Ohio facility and participates in the Rubbermaid Master Trust as set forth in the Master Trust agreement.

    The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

    (a) GENERAL

        The Plan is a defined contribution profit sharing plan with a 401(k) feature. Participation in the Plan begins on January 1 coincident with or following an associate's date of hire. Participation in the Plan is restricted to collectively-bargained associates located at the Wooster, Ohio facility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    (b) CONTRIBUTIONS

        Annually, the Company contributes to the Plan for the Plan Year an amount equal to 6% of the eligible compensation paid to its employees during the Plan Year. A participant must be employed by the Company at the end of the Plan year and complete at least 1,000 hours during the Plan year in order to be eligible to receive a Company contribution, subject to limited exceptions.

        In addition, the Company pays out to each employee up to 12% of their eligible compensation for the quarter, determined in accordance with the terms of the collective bargaining agreement between the Company and the United Steelworkers of America, Rubber/Plastic Industry Conference, Local No. 302L. The quarterly cash payout is based on the attainment of plant performance goals and can be paid out in cash or deferred, as a 401(k) contribution, to the participant's account in the Plan. Out of the maximum payout of 12%, employees were guaranteed a payout of 4% and 7.2%, respectively, for plan years 1998 and 1997.

    (c) PARTICIPANT ACCOUNTS

        Separate accounts are maintained for each participant. Contributions are invested, as instructed by the participants, in one or more of the available investment funds. Each participant's account is credited with the employee's contribution, if any, and an allocation of the Company's contribution, Plan earnings, and forfeitures of terminated participants' nonvested accounts.

    (d) VESTING

        Participants are vested 100% in the portion of their accounts attributable to 401(k) contributions plus earnings. Vesting in the remainder of their accounts is based upon a seven-year graduated vesting schedule. A participant becomes fully vested after completing seven years of service. Upon death, disability, or attainment of age 65, participants become fully vested.

                                                                     (Continued)

                         RUBBERMAID RETIREMENT PLAN FOR
                       COLLECTIVELY-BARGAINED ASSOCIATES

                         Notes to Financial Statements

                           December 31, 1998 and 1997


    (e) INVESTMENTS

        All investments are participant-directed, and participants may elect to invest their account in the Plan in one or more of the eleven investment funds held by the Plan. Currently, the available investment funds include: (a) Stable Value Fund, comprised primarily of guaranteed principal and interest contracts with major financial institutions and insurance companies; (b) Spartan U.S. Equity Index Fund, which invests primarily in the 500 companies that comprise the Standard & Poor's 500 and in other securities that are based on the value of the index; (c) Fidelity Puritan Fund, which invests in a broadly diversified portfolio of high-yielding equity and debt securities; (d) Fidelity Magellan Fund, which invests primarily in equity securities of domestic, foreign, and multinational issuers of all sizes that offer potential for growth; (e) Fidelity Contrafund, which invests mainly in equity securities of companies that are undervalued or out-of-favor; (f) Fidelity Small Cap Selector Fund, which invests mainly in equity securities of companies with small market capitalizations that are determined to be undervalued compared to others in their industries; (g) Fidelity Diversified International Fund, which invests mainly in foreign equity securities that are determined to be undervalued compared to others in their industries and countries; and (h) Rubbermaid Unitized Stock Fund, which invests in common stock of Rubbermaid Incorporated; and (i) Invesco Dynamic Stock Fund, which invest in common stock of domestic companies; and (j) Fidelity U.S. Bond Index Funds, which invests primarily in securities included in the Aggregate Bond Index; and (k) Fidelity Equity Income Fund, which invests primarily in large cap income producing equity securities.

        For investment purposes only, investments of the Plan are commingled with the investments of the Rubbermaid Retirement Plan. Collectively, such funds comprise the Rubbermaid Master Trust (Master Trust) with Fidelity Management Trust Company as the trustee. Allocation of the Master Trust investments and income among plans is determined on the basis of the value of the participant accounts attributed to each plan.

    (f) PAYMENT OF BENEFITS

        A participant is eligible to receive a distribution upon termination of employment, in either a lump-sum cash payment equal to the value of his or her vested account or periodic payments in such amounts as elected by the participant (subject to provisions of the Plan). The amount to be paid shall not exceed the participant's vested interest.

    (g) PARTICIPANT LOANS

        Loans of up to 50% of the vested portion of the participant's individual account may be obtained for qualified participants. The maximum loan permissible is generally the lesser of $50,000 or one-half of the participant's vested balance.

(2) SIGNIFICANT ACCOUNTING POLICIES

    (a) BASIS OF PRESENTATION

        The accompanying financial statements have been prepared on the accrual basis of accounting.

                                                                     (Continued)

                         RUBBERMAID RETIREMENT PLAN FOR
                       COLLECTIVELY-BARGAINED ASSOCIATES

                         Notes to Financial Statements

                           December 31, 1998 and 1997


    (b) INVESTMENT VALUATION AND INCOME RECOGNITION

        Unrealized appreciation or depreciation, equal to the difference between the cost and the market value of investments at the applicable valuation date, is recognized in determining the value of participant accounts.

        The Plan's investments are stated at fair value except for the guaranteed principal and interest contracts included in the Stable Value Fund, which are stated at contract value (see note 2[c]). Purchases and sales of securities are recorded on a trade date basis.

    (c) GUARANTEED PRINCIPAL AND INTEREST CONTRACTS

        The Master Trust has guaranteed principal and interest contracts with major financial institutions and insurance companies, as discussed in note 5. These investments are part of the Stable Value Fund at December 31, 1998 and 1997. These contracts are included in the financial statements at contract value, as noted above, because they are fully benefit-responsive.

    (d) PAYMENT OF BENEFITS

        Benefits are recorded when paid.

    (e) ADMINISTRATIVE EXPENSES

        All normal costs and expenses of administering the Plan and Trust are paid by the Plan. Any cost resulting from a participant obtaining a loan may be borne by such participant or charged to the participant's individual account.

    (f) USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

(3) PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, and the Trustee shall distribute the assets in accordance with the terms of the Plan and the trust agreement.

(4) TAX STATUS

    The Internal Revenue Service has determined and informed the Company by letter dated November 20, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code

                                                                     (Continued)

                         RUBBERMAID RETIREMENT PLAN FOR
                       COLLECTIVELY-BARGAINED ASSOCIATES

                         Notes to Financial Statements

                           December 31, 1998 and 1997


    (IRC). Therefore, no provision for income taxes has been included in the Plan's financial statements. As described in note 6, the Plan was amended effective January 1, 1997. The plan administrator and the Plan's tax counsel do not believe that this amendment will have any negative impact on compliance with the applicable requirements of the IRC.

(5) MASTER TRUST FINANCIAL INFORMATION

    As described in note 1(e), all of the Plan's investments are contained in a Master Trust along with the investments of the Rubbermaid Retirement Plan. The Master Trust fund assets at December 31, 1998 and 1997, are as follows:

                                                              1998                                  1997
                                                -------------------------------       -------------------------------
                                                                       PLAN'S                                PLAN'S
                                                                     PERCENTAGE                            PERCENTAGE
                                                   MARKET             INTEREST           MARKET             INTEREST
                                                   VALUE             (ROUNDED)           VALUE             (ROUNDED)
                                                -------------        ----------       -----------          ----------
Stable Value Fund                               $ 214,206,755               29%       210,402,030                 29%

Invesco Dynamics Stock Fund                           246,675               63%                --                 --

Rubbermaid Unitized Stock Fund                     11,568,864               11%         9,212,167                 11%

Fidelity Puritan Fund                              23,683,731               32%        21,806,761                 35%

Fidelity Magellan Fund                             42,923,027               33%        26,393,970                 36%

Fidelity Contrafund                                31,835,610               26%        25,337,061                 27%

Fidelity Equity Income Fund                           596,558               75%                --                 --

Fidelity Diversified International Fund             9,350,759               23%         9,583,013                 32%

Fidelity Small Cap Selector Fund                    7,756,383               14%         8,764,941                 12%

Spartan U.S. Equity Index Fund                    128,240,525               44%       105,294,786                 44%

Fidelity U.S. Bond Index Fund                       1,710,224               32%                --                 --

Loan fund                                           9,921,479               18%         9,293,110                 18%
                                                -------------                         -----------
    Total investments held by
         the Master Trust fund                  $ 482,040,590               33%       426,087,839                 32%
                                                =============                         ===========

                                                                     (Continued)

                         RUBBERMAID RETIREMENT PLAN FOR
                       COLLECTIVELY-BARGAINED ASSOCIATES

                         Notes to Financial Statements

                           December 31, 1998 and 1997


The Master Trust has investment contracts with major financial institutions and insurance companies with respect to the Stable Value Fund. Fidelity Management Trust Company maintains the contributions in a pooled account. The account is credited with actual earnings on the underlying investments and charged for Plan withdrawals and administration expenses charged by Primco, the investment manager. The contract is included in the financial statements at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. At December 31, 1998 and 1997, the fair value of the guaranteed principal and interest contracts of the Rubbermaid Retirement Plan for Collectively-Bargained Associates was $14,532,669 and $17,873,425, respectively, and the corresponding contract value was $14,420,345 and $17,805,424, respectively. Both the average yield and the crediting interest rate were 6.12% as of December 31, 1998 and were 6.03% as of December 31, 1997.




                                                                     (Continued)

                         RUBBERMAID RETIREMENT PLAN

                        Notes to Financial Statements

                         December 31, 1998 and 1997


A summary of Master Trust investment activity is as follows:


                                                         INVESCO           RUBBERMAID       FIDELITY          FIDELITY
                                         STABLE          DYNAMICS           UNITIZED        PURITAN           MAGELLAN
                                       VALUE FUND       STOCK FUND         STOCK FUND         FUND              FUND
                                    ------------------ ---------------- ------------------ ---------------   ---------------
Balance at December 31, 1997      $       210,402,030               --          9,212,167      21,806,761        26,393,970

Contributions:
   Employer                                 4,498,830              438            325,780         845,442         1,534,397
   Participants                             4,229,718           25,442            532,305       1,124,324         2,418,996
Net appreciation (depreciation) in
   fair value                                      --           25,669          2,932,250         964,656         7,997,158
Dividends                                          --           15,286                 --       2,508,793         1,984,158
Interest                                   13,122,008                9             10,909          39,899            86,845
Loan repayments                             1,802,402               57             73,411         188,390           371,608
Benefit payments                          (22,441,898)              --           (942,110)     (2,121,459)       (1,948,548)
Loan disbursements                         (2,355,195)              --           (332,467)       (194,765)         (592,503)
Interfund transfers                         4,998,092          179,774           (224,137)     (1,457,202)        4,763,859
Plan transfers                                162,789               --             (5,505)         (9,037)          (71,218)
Other                                        (212,021)              --            (13,739)        (12,071)          (15,695)
                                    ------------------ ---------------- ------------------ ---------------   ---------------

Balance at December 31, 1998      $       214,206,755          246,675         11,568,864      23,683,731        42,923,027
                                    ================== ================ ================== ===============   ===============

                                                         FIDELITY
                       FIDELITY         DIVERSIFIED      SMALL CAP       SPARTAN
    FIDELITY            EQUITY         INTERNATIONAL      SELECTOR     U.S. EQUITY     FIDELITY U.S.      LOAN
   CONTRAFUND         INCOME FUND           FUND            FUND       INDEX FUND       BOND INDEX        FUND          TOTALS
------------------ ------------------  --------------- -------------- --------------- ---------------  ------------  -------------
       25,337,061                 --        9,583,013       8,764,941    105,294,786              --     9,293,110    426,087,839

                                                                                                                               --
        1,231,379                891          549,176         504,890      3,144,331           3,064            --     12,638,618
        1,697,081             26,975          571,363         634,850      3,452,808           8,406            --     14,722,268
                                                                                                                               --
        5,412,072              4,331          830,691        (971,066     26,036,206          (9,580)           --     43,222,387
        2,356,999             37,421          371,122         354,663      2,695,206          16,031            --     10,339,679
           57,611                107           22,521          21,218        224,259             193            --     13,585,579
          284,575                381           98,861          93,279        997,461             972    (3,911,397)            --
       (1,800,055)              (793)        (622,800)       (616,423     (6,707,411)           (640)   (1,055,539)   (38,257,676)
         (336,004)               (53)        (102,869)       (119,874     (1,544,849)             --     5,578,579             --
       (2,381,742)           527,306       (1,943,566)       (880,145     (5,274,034)      1,691,795            --             --
          (15,527)                --           (5,360)        (18,296        (37,846)             --            --             --
           (7,840)                (8)          (1,393)        (11,654        (40,392)            (17)       16,726       (298,104)
------------------ ------------------  --------------- -------------- --------------- ---------------  ------------  -------------

       31,835,610            596,558        9,350,759       7,756,383    128,240,525       1,710,224     9,921,479    482,040,590
================== ==================  =============== ============== =============== ===============  ============  =============

                                                                     (Continued)
                                       18

                         RUBBERMAID RETIREMENT PLAN FOR
                       COLLECTIVELY-BARGAINED ASSOCIATES

                        Notes to Financial Statements

                         December 31, 1998 and 1997


(6) PLAN AMENDMENT

    Effective January 1, 1997, the Plan was amended to provide a Company contribution equal to 6% of the eligible compensation paid to its employees during the Plan Year (see footnote 1[b]). Additionally, the Company will make quarterly cash payouts to each employee up to 12% of such employee's compensation for the quarter, which may be deferred into the Plan (see footnote 1[b]).

(7) SUBSEQUENT EVENT

    On October 20, 1998, the Plan's sponsor entered into a definitive agreement to merge with Newell Company ("Newell") through a tax-free exchange of shares. This agreement was consummated effective March 24, 1999, resulting in the Plan's sponsor becoming a wholly-owned subsidiary of Newell.







                                      19